                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               CURAGEN CORPORATION
                  --------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                  --------------------------------------------
                         (Title of Class of Securities)

                                    23126R101
                          -----------------------------
                                 (CUSIP Number)


                                 March 17, 1998
                          -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [  ]     Rule 13d-1(b)
          [X ]     Rule 13d-1(c)
          [  ]     Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 19 Pages
                             Exhibit Index: Page 15

                                                              Page 2 of 19 Pages
---------------------
CUSIP No.  23126R101
---------------------

------ ------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

       Quantum Industrial Partners LDC
------ ------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS
------ ------------------------------------------------------------------------
                     5  SOLE VOTING POWER

                        2,047,782
                  ----- -------------------------------------------------------
     NUMBER OF       6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY         -0-
     OWNED BY
       EACH       ----- -------------------------------------------------------
     REPORTING       7  SOLE DISPOSITIVE POWER
      PERSON
       WITH             2,047,782
                  ----- -------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        -0-
------ ------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,047,782
------ ------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [X]
------ ------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       15.55%
------ ------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON*

       OO, IV
------ ------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 19 Pages
---------------------
CUSIP No.  23126R101
---------------------

------ ------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

       QIH Management Investor, L.P.
------ ------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
------ ------------------------------------------------------------------------
  3    SEC USE ONLY

------ ------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
------ ------------------------------------------------------------------------
                     5  SOLE VOTING POWER

                        2,047,782
                  ----- -------------------------------------------------------
     NUMBER OF       6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY         -0-
     OWNED BY
       EACH       ----- -------------------------------------------------------
     REPORTING       7  SOLE DISPOSITIVE POWER
      PERSON
       WITH             2,047,782
                  ----- -------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        -0-
------ ------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,047,782
------ ------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [X]
------ ------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       15.55%
------ ------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON*

       PN, IA
------ ------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 4 of 19 Pages
---------------------
CUSIP No.  23126R101
---------------------

------ ------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

       QIH Management, Inc.
------ ------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
------ ------------------------------------------------------------------------
  3    SEC USE ONLY

------ ------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
------ ------------------------------------------------------------------------
                     5  SOLE VOTING POWER

                        2,047,782
                  ----- -------------------------------------------------------
     NUMBER OF       6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY         -0-
     OWNED BY
       EACH       ----- -------------------------------------------------------
     REPORTING       7  SOLE DISPOSITIVE POWER
      PERSON
       WITH             2,047,782
                  ----- -------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        -0-
------ ------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,047,782
------ ------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [X]
------ ------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       15.55%
------ ------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON*

       CO
------ ------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 5 of 19 Pages
---------------------
CUSIP No.  23126R101
---------------------

------ ------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

       Soros Fund Management LLC
------ ------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
------ ------------------------------------------------------------------------
  3    SEC USE ONLY

------ ------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
------ ------------------------------------------------------------------------
                     5  SOLE VOTING POWER

                        2,107,782
                  ----- -------------------------------------------------------
     NUMBER OF       6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY         -0-
     OWNED BY
       EACH       ----- -------------------------------------------------------
     REPORTING       7  SOLE DISPOSITIVE POWER
      PERSON
       WITH             2,107,782
                  ----- -------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        -0-
------ ------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,107,782
------ ------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------ ------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       16.00%
------ ------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON*

       OO, IA
------ ------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 6 of 19 Pages
---------------------
CUSIP No.  23126R101
---------------------

------ ------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

       George Soros (in the capacity described herein)
------ ------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
------ ------------------------------------------------------------------------
  3    SEC USE ONLY

------ ------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
------ ------------------------------------------------------------------------
                     5  SOLE VOTING POWER

                        -0-
                  ----- -------------------------------------------------------
     NUMBER OF       6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY         2,107,782
     OWNED BY
       EACH       ----- -------------------------------------------------------
     REPORTING       7  SOLE DISPOSITIVE POWER
      PERSON
       WITH             -0-
                  ----- -------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        2,107,782
------ ------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,107,782
------ ------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------ ------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       16.00%
------ ------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON*

       IA
------ ------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 7 of 19 Pages
---------------------
CUSIP No.  23126R101
---------------------

------ ------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

       Stanley F. Druckenmiller (in the capacity described herein)
------ ------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
------ ------------------------------------------------------------------------
  3    SEC USE ONLY

------ ------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
------ ------------------------------------------------------------------------
                     5  SOLE VOTING POWER

                        -0-
                  ----- -------------------------------------------------------
     NUMBER OF       6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY         2,107,782
     OWNED BY
       EACH       ----- -------------------------------------------------------
     REPORTING       7  SOLE DISPOSITIVE POWER
      PERSON
       WITH             -0-
                  ----- -------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        2,107,782
------ ------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,107,782
------ ------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------ ------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       16.00%
------ ------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON*

       IA
------ ------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 8 of 19 Pages

Item 1(a)           Name of Issuer:
                    --------------

                    CuraGen Corporation (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    555 Long Wharf Drive
                    11th Floor
                    New Haven, Connecticut  06511


Items 2(a)          Name of Person Filing:
                    ---------------------

                    This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

                    i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                    ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                    iii) QIH Management, Inc., a Delaware corporation ("QIH
                         Management");

                    iv) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                    v)   Mr. George Soros ("Mr. Soros"); and

                    vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

                    This Statement relates to Shares (as defined herein) held for the accounts of QIP and Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. SFM LLC serves as principal investment manager to Quantum Partners and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Druckenmiller is Lead Portfolio Manager and a member of the management committee of SFM LLC.

                                                              Page 9 of 19 Pages


Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

                    The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.


Item 2(c)           Citizenship:
                    -----------

                    i) QIP is a Cayman Islands exempted limited duration company;

                    ii)  QIHMI is a Delaware limited partnership;

                    iii) QIH Management is a Delaware corporation;

                    iv)  SFM LLC is a Delaware limited liability company;

                    v)   Mr. George Soros is a United States citizen; and

                    vi) Mr. Stanley F. Druckenmiller is a United States citizen.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock, par value $0.01 per share (the "Shares")

Item 2(e)           CUSIP Number:
                    ------------

                    23126R101

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------

                    Items (a) through (j) not applicable.

                    If this statement is filed pursuant to Section 240.13d-1(c), check this box [X].

Item 4.             Ownership:
                    ---------

Item 4(a)           Amount Beneficially Owned:
                    -------------------------

                    Each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                    i) QIP, QIHMI and QIH Management may be deemed to be the beneficial owner of 2,047,782 Shares held for the account of QIP (including 341,297 Shares subject to an immediately exercisable warrant).

                                                             Page 10 of 19 Pages


                    ii) SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of 2,107,782 Shares. This number consists of (A) 2,047,782 Shares held for the account of QIP (including 341,297 Shares subject to an immediately exercisable warrant) and (B) 60,000 Shares held for the account of Quantum Partners.


Item 4(b)           Percent of Class:
                    ----------------

                    i) The number of Shares of which each of QIP, QIHMI and QIH Management may be deemed to be the beneficial owner constitutes approximately 15.55% of the total number of Shares outstanding (assuming the conversion of 341,297 Shares subject to an immediately exercisable warrant held for the account of QIP).

                    ii) The number of Shares of which each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 16.00% of the total number of Shares outstanding (assuming the conversion of 341,297 Shares subject to an immediately exercisable warrant held for the account of QIP).


Item 4(c)           Number of shares as to which such person has:
                    --------------------------------------------

                    QIP
                    ---

                    (i)   Sole power to vote or to direct the vote: 2,047,782

                    (ii)  Shared power to vote or to direct the vote: -0-

                    (iii) Sole power to dispose or to direct the disposition of:
                          2,047,782

                    (iv) Shared power to dispose or to direct the disposition of: -0-

                    QIHMI
                    -----

                    (i)   Sole power to vote or to direct the vote: 2,047,782

                    (ii)  Shared power to vote or to direct the vote: -0-

                                                             Page 11 of 19 Pages


                    (iii) Sole power to dispose or to direct the disposition of:
                          2,047,782

                    (iv) Shared power to dispose or to direct the disposition of: -0-

                    QIH Management
                    --------------

                    (i)   Sole power to vote or to direct the vote: 2,047,782

                    (ii)  Shared power to vote or to direct the vote: -0-

                    (iii) Sole power to dispose or to direct the disposition of:
                          2,047,782

                    (iv) Shared power to dispose or to direct the disposition of: -0-

                    SFM LLC
                    -------

                    (i)   Sole power to vote or to direct the vote: 2,107,782

                    (ii)  Shared power to vote or to direct the vote: -0-

                    (iii) Sole power to dispose or to direct the disposition of:
                          2,107,782

                    (iv) Shared power to dispose or to direct the disposition of: -0-

                    Mr. Soros
                    ---------

                    (i)   Sole power to vote or to direct the vote: -0-

                    (ii)  Shared power to vote or to direct the vote: 2,107,782

                    (iii) Sole power to dispose or to direct the disposition of:
                          -0-

                    (iv) Shared power to dispose or to direct the disposition of: 2,107,782

                    Mr. Druckenmiller
                    -----------------

                    (i)   Sole power to vote or to direct the vote: -0-

                                                             Page 12 of 19 Pages


                    (ii)  Shared power to vote or to direct the vote: 2,107,782

                    (iii) Sole power to dispose or to direct the disposition of:
                          -0-

                    (iv) Shared power to dispose or to direct the disposition of: 2,107,782

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    Not Applicable

Item 6              Ownership of More than Five Percent on Behalf of
                    Another Person:
                    ------------------------------------------------

                    The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of securities (including the Shares), held for the account of QIP in accordance with their respective ownership interests in QIP.

                    The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held for the account of Quantum Partners.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                    --------------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members of the Group:
                    ---------------------------------------------------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

                                                             Page 13 of 19 Pages


Item 10             Certification:
                    -------------

    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 14 of 19 Pages


                                    SIGNATURE
                                    ---------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 1998      QUANTUM INDUSTRIAL PARTNERS LDC


                           By:  /s/ Michael C. Neus
                              ____________________________
                                Michael C. Neus
                                Attorney-in-Fact

Dated: March 26, 1998      QIH MANAGEMENT INVESTOR, L.P.

                           By:  QIH Management, Inc.
                                its General Partner


                           By:  /s/ Michael C. Neus
                              ____________________________
                                Michael C. Neus
                                Vice President

Dated: March 26, 1998      QIH MANAGEMENT, INC.


                           By:  /s/ Michael C. Neus
                              ____________________________
                                Michael C. Neus
                                Vice President

Dated: March 26, 1998      SOROS FUND MANAGEMENT LLC


                           By:  /s/ Michael C. Neus
                              ____________________________
                                Michael C. Neus
                                Assistant General Counsel

Dated: March 26, 1998      GEORGE SOROS


                           By:  /s/ Michael C. Neus
                              ____________________________
                                Michael C. Neus
                                Attorney-in-Fact

Dated: March 26, 1998      STANLEY F. DRUCKENMILLER


                           By:  /s/ Michael C. Neus
                              ____________________________
                                Michael C. Neus
                                Attorney-in-Fact

                                                             Page 15 of 19 Pages


                                  EXHIBIT INDEX

Exhibit No.          Description
-----------          -----------

A. Power of Attorney dated as of May 23, 1996, granted by Quantum Industrial Partners LDC in favor of Mr. Gary
    Gladstein, Mr. Sean Warren and Mr. Michael
    Neus.

B. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean Warren and Mr.
    Michael Neus.

C. Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F. Druckenmiller in favor of Mr. Sean Warren and Mr. Michael Neus.

D.  Joint Filing Agreement dated March 26, 1998 by and among
    Quantum Industrial Partners LDC, QIH Management
    Investor, L.P., QIH Management, Inc., Soros Fund
    Management LLC, Mr. George Soros and Mr. Stanley F.
    Druckenmiller.